VEEA INC.

164 E. 83rd Street

New York, NY 10028

January 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Veea Inc.
Registration Statement on Form S-1
File No. 333-283666

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Veea Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on January 15, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Janice K. Smith
Janice K. Smith
Interim Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP